SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-11402

                                  ------------


                                HFS Incorporated
                              Employee Savings Plan
                            (Full title of the Plan)


                                HFS Incorporated
          (Name of issuer of the securities held pursuant to the Plan)

                                  6 Sylvan Way
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)

                                HFS Incorporated
                              Employee Savings Plan

                    Financial Statements for the Years Ended
                           December 31, 1996 and 1995



                                      INDEX



Description

Independent Auditors' Report ...................................

Statements of Net Assets Available for Benefits
         As of December 31, 1996 and 1995 ......................

Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 1996 and 1995

Notes to Financial Statements ..................................

Item 27a -Schedule of Assets Held for Investment Purposes
         as of December 31, 1996 ...............................

Item 27d - Schedule of Reportable Transactions .................





Schedules required under the Employee Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Board of Directors
HFS Incorporated
   Employee Savings Plan
Parsippany, NJ 07054


We have audited the accompanying statements of net assets available for benefits of HFS Incorporated Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/Deloitte & Touche LLP
Parsippany, NJ
June 28, 1997

                                HFS Incorporated
                              Employee Savings Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1996 and 1995






                                              1996         1995
                                          -----------   -----------



ASSETS

      Investments .....................   $30,289,693   $23,225,164
      Interest and dividends receivable        14,637        56,007

      Contributions receivable from:
          Participants ................       462,145       179,477
          Employer ....................        95,035       170,364
                                          -----------   -----------

          Total assets ................    30,861,510    23,631,012

      Liabilities .....................          --          16,111
                                          -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS .....   $30,861,510   $23,614,901
                                          ===========   ===========
















                       -See notes to financial statements-

                                HFS Incorporated
                              Employee Savings Plan


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 1996 and 1995





                                                   1996          1995
                                               -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
      Participants .........................   $ 3,606,740   $ 2,394,265
      Employer .............................       706,177       576,726
      Rollovers ............................     4,255,021    12,998,034
                                               -----------   -----------

          Total contributions ..............     8,567,938    15,969,025
                                               -----------   -----------


Investment income:
      Realized and unrealized gains              1,429,130     1,359,261
      Interest and dividends ...............     1,529,256       870,091
                                               -----------   -----------

          Total investment income ..........     2,958,386     2,229,352
                                               -----------   -----------

          Total additions ..................    11,526,324    18,198,377
                                               -----------   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

      Benefits paid to participants ........     4,268,290       695,083
      Trustee fees .........................        11,425        18,294
                                               -----------   -----------

          Total deductions .................     4,279,715       713,377
                                               -----------   -----------

NET INCREASE IN NET ASSETS
      AVAILABLE FOR BENEFITS ...............     7,246,609    17,485,000
                                               -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR ....................    23,614,901     6,129,901
                                               -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR ..........................   $30,861,510   $23,614,901
                                               ===========   ===========





                       -See notes to financial statements-

                                HFS Incorporated
                              Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF PLAN

     The following description of the HFS Incorporated Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan, established July 2, 1990 and amended and restated as of January 1, 1996, (See Note 5 - Plan Amendments) is a defined contribution plan established for all eligible employees of HFS Incorporated (the "Company") that provides Internal Revenue Code Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Company made contributions to the Plan equal to a percent of the pre-tax contributions made by the employee with respect to the first six percent of the employee's compensation as set forth in the schedule below:

           Years of Service as of the                      Employer Matching
           Last Day of the Plan Year                   Percentage of Investment
           ---------------------------                 ------------------------
           All eligible employees with
           less than 6 years of service                           25%

           At least 6 but less than 11
           years of service                                       35%

           11 or more years of service                            50%


     The following is a summary of certain Plan provisions:

     a. Eligibility - Each regular employee (as defined in the Plan) of the Company is eligible to participate in the Plan on the entry date following both attainment of age 21 and completion of six months service.

     b. Contributions - An employee may elect to make pre-tax contributions up to fifteen percent of annual compensation to a maximum of $9,500 and $9,240 for 1996 and 1995, respectively.

     c. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service regulations. On August, 1, 1995, a majority owned company subsidiary, C21 Holding Corp., acquired Century 21 Real Estate Corporation ("Century 21"). In December 1995 the then existing Century 21 plan was combined into the Plan. On May 31, 1996, the Company completed its acquisition of Coldwell Banker Corporation ("Coldwell Banker"). In November 1996, a portion of the existing Coldwell Banker plan was also combined into the Plan. As a result of the aforementioned acquisitions and plan mergers, $3.5 million and $12.9 million was transferred to the Plan in 1996 and 1995, respectively, and is included in Contributions - Rollovers in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1996 and 1995.

     d. Vesting - Employee contributions are 100% vested at all times. Effective January 1,1996, all participants were 100% vested in employer contributions. Employer contributions for the year ended December 31, 1995 were vested in accordance with the following schedule:

                      Years of Qualifying
                            Service                         Percentage
                      -------------------                   ----------

                       Less than 1                                0%
                       1 but less than 2                         33%
                       2 but less than 3                         66%
                       3 or more                                100%


     e. Termination - Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants shall become fully vested.

     f. Loan Provision - Employees may borrow up to the lesser of $50,000 or fifty percent of their vested balance, provided the vested balance is at least one thousand dollars. Interest is charged at a commercial rate and is secured by the vested balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee in which case the term is not to exceed fifteen years.

     g.  Forfeitures  - If an employee is  terminated,  all  non-vested  Company
         contributions   are  used  to  reduce  future  company   contributions.
         Forfeitures for the year ended December 31, 1995 were $24,479.

     h. Benefits Payable - Amounts payable to participants who have terminated participation in the Plan were approximately $1.1 million and $1.9 million at December 31, 1996 and 1995, respectively. The payable amount at December 31, 1995 includes distributions to be made in connection with the Century 21 acquisition.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements are prepared on an accrual basis of accounting. Effective with the change in Trustee (see "Change in Trustee" below), as of February 1, 1996, all administrative costs of the Plan were paid by the Company. Prior to such date trustee fees were paid by the Plan.

     Change in Trustee - As of February 1, 1996, the trustee and record keeping and administrative responsibilities previously performed by the Charles Schwab Trust Company ("Charles Schwab") and the Segal Company, respectively, were undertaken by Merrill Lynch Trust Company of New Jersey (the "Trustee"). In connection with the change in trustee, net assets of approximately $20.9 million were transferred from Charles Schwab to the Trustee.

     Valuation of Investments - The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

     The value of the remaining investments are based upon quoted market values as determined by the Plan's trustee.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

     Share Information - In November 1995, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend which was effected in February 1996. All share and stok price information related to the Company's common stock presented herein has been retroactively adjusted to reflect the stock split.


3.   INVESTMENTS

     The market or contract values of investments, including cash and cash equivalents within the funds, are as follows:

                                        At December 31,
                                  -------------------------
                                       1996          1995
                                  -----------   -----------
                                    Market or     Market or
                                    Contract      Contract
                                      Value        Value
                                  -----------   -----------
HFS Stable Value Fund
   - RPT ......................   $ 6,768,959   $      --
   - CIGNA ....................     1,030,123     1,362,408
   - Hartford .................       373,977     7,683,495
AIM Charter Fund ..............     3,044,717     2,356,472
AIM Weingarten Fund ...........     2,108,625     1,850,727
AIM Constellation Fund ........     4,620,263     3,900,928
SteinRoe Intermediate Bond Fund          --       1,047,079
Templeton Foreign Fund ........     1,425,092     1,190,467
Company Common Stock Fund .....     5,694,266     2,858,628
MFS Emerging Growth Fund ......       554,626          --
Merrill Lynch Growth Fund .....       888,246          --
Merrill Lynch Capital Fund ....       285,003          --
Mmerrill Lynch Inter
 Term Bond Fund ...............       989,373          --
Putnam New Opportunity Fund ...     1,238,781          --
Employee Loans Receivable .....     1,123,779       974,960
Cash fund .....................       143,863          --
                                  -----------   -----------
                                  $30,289,693   $23,225,164
                                  ===========   ===========

     a. HFS Stable Value Fund - Certain contributions in this fund are invested invested under contracts with major insurance companies providing a high level of security for principal and a fixed rate of return. As of February 1, 1996, contributions made to this fund were invested in the Merrill Lynch Retirement Preservation Trust which invests in high quality fixed interest instruments. The account is designed to provide the investor with a defined rate of return and low risk of principal.

     b. AIM Charter Fund - This balanced mutual fund seeks growth of capital and current income by investing primarily in dividend-paying common stocks. A significant portion of assets may also be held in cash or other income-producing securities, including U.S. government securities or debt securities.

     c. AIM Weingarten Fund - This growth mutual fund seeks capital growth by investing primarily in common stocks of leading U.S. companies that are enjoying strong earnings momentum or a dramatic upsurge in earnings.

     d. AIM Constellation Fund - This mutual fund seeks capital appreciation by investing primarily in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     e. SteinRoe Intermediate Bond Fund - This mutual fund seeks growth through investments in high-quality investment grade corporate debt securities. This fund was replaced in 1996 with the Merrill Lynch Inter Term Bond Fund.

     f. Templeton Foreign Fund - This mutual fund seeks long-term capital growth through investing in stocks and debt obligations of companies and governments outside the United States.

     g. Company Common Stock Fund - Participants may elect to invest up to 50% of their account balance in the Company's common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "HFS".

     h. MFS Emerging Growth Fund - This mutual fund invests primarily in common stocks of companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose earning growth is expected to accelerate due to new management, new products or changes in consumer demand.

     i. Merrill Lynch Growth Fund - This mutual fund invests in securities that are selling at discounts from price-to-book value ratios and have dividend yields greater than the stock market average or historic yields. Large capitalization issues will be emphasized, but the Fund has flexibility to invest in small capitalization companies with similar value.The Fund may invest up to 20% of total assets in foreign securities.

     j. Merrill Lynch Capital Fund, Inc.- This mutual fund allows management to shift emphasis based on its evaluation of changes in economic and market trends. The Fund's portfolio may be invested substantially in equity securities (stocks), corporate bonds or money market securities. Over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. The Fund May invest up to 25% of its total assets in foreign securities.


     k. Merrill Lynch Inter Term Bond Fund - This mutual fund invests in corporate debt securities, primarily through high-quality investment grade securities.

     l. Putnam New Opportunity Fund - This mutual fund seeks above-average capital appreciation from rapidly-growing sectors of the economy. Fund management searches for companies with strong and expanded Earnings, committed management, freedom from excessive government regulation, and substantial insider equity holdings.


4.   INTERNAL REVENUE SERVICE STATUS

     The Plan obtained its latest determination letter dated May 21, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company has not yet filed Form 5500 for the 1995 plan year; however, the Company's management has confirmed its intention to do so by July 31, 1997. As a result, the IRS may charge late penalties which would be paid directly by the Company.


5.   RECENT EVENTS

     Pending Merger

     Pending Merger with CUC International, Inc. ("CUC") - On May 27, 1997, the Company announced a definitive agreement to merge with CUC in a tax-free exchange of shares. Pursuant to the terms of the merger agreement, 2.4031 shares of CUC common stock will be exchanged for each share of HFS Incorporated common stock. CUC will issue approximately 434 million shares valued at $11 billion.

     CUC is a leading member services and direct marketing organization. The transaction requires the approval of the shareholders of both companies, and will be accounted for as a pooling of interests.

     Company Acquisitions

     A. Travelodge(R) - On January 23, 1996, the Company purchased the assets comprising the Travelodge hotel franchise system ("Travelodge") in North America, including the Travelodge and Thriftlodge(R) service marks and the franchise agreements from Forte Hotels, Inc. ("FHI") for $39.3 million.

     B. ERA(R) - On February 12, 1996, the Company purchased the assets comprising the Electronic Realty Associates(R) ("ERA") residential real estate brokerage franchise system for approximately $39.4 million in cash plus expenses.

     C. Century 21(R) Non-owned Regions - During the second quarter of 1996, the Company purchased from four independent master licensees, the six U.S. non-owned CENTURY 21 regions ("CENTURY 21 NORS") consisting of more than 1,000 franchised real estate offices. The aggregate purchase price was approximately $147.4 million consisting of $96.4 million in cash, $5 million in notes and $46 million (approximately 0.9 million shares) in Company common stock.

     D. Coldwell Banker(R) - On May 31, 1996, the Company acquired all of the outstanding capital stock of Coldwell Banker for $640 million in cash and the related repayment of approximately $105 million of Coldwell Banker indebtedness.

     E. Avis, Inc. - On October 17, 1996, the Company completed the acquisition of all of the outstanding capital stock of Avis, Inc. ("Avis"), including payments under certain employee stock ownership plans of Avis and the redemption of certain series of preferred stock of Avis for an aggregate $806.5 million. the purchase price was comprised of approximately $367.2 million in cash, $100.9 million in indebtedness and $338.4 million (approximately 4.6 million shares) in Company common stock. Avis, together with its subsidiaries, licensees and affiliates, operates the Avis rental car business, which the Company believes is the second largest car rental system in the world.

     F. Resort Condomiums International, Inc. - On November 12, 1996, the Company completed the acquisition of all the outstanding capital stock of Resort Condominiums International, Inc. and its affiliates ("RCI") for approximately $487 million. The purchase price was comprised of $412 million in cash and $75 million (approximately 1.0 million shares) of Company common stock and provides for contingent payments of up to $200 million over the next five years which are based on certain future performance measurements. RCI, based in Indianapolis, Indiana, is the world's largest provider of timeshare exchange programs, providing services for approximately 2.2 million timeshare owners and approximately 3,100 resorts around the world. RCI is also engaged in publishing related to the timeshare industry and provides other travel-related services,integrated software and resort management and consulting services.

     G. PHH Corporation ("PHH") - On April 30, 1997, the Company issued approximately $1.7 billion of Company common stock in exchange for all of the outstanding common stock of PHH. PHH is the world's largest provider of corporate relocation services and also provides mortgage services and vehicle management services. The merger was accounted for as a pooling of interests.

         In connection with the Company's acquisitions noted above, the Company may elect to merge the employee savings plans of such acquired companies into the Plan.

     Plan Amendments

     Effective January 1, 1996, the Company amended and restated the Plan. Amendments effected as of such date included an adjustment to the vesting schedule to provide for immediate vesting of employer contributions. The Plan was also amended to allow for the eligibility of employees of acquired companies subject to certain limitations. Subsequent to January 1, 1996, two amendments to the plan were adopted related to combining the existing plans of ERA, CENTURY 21 NORS and portions of the Coldwell Banker plan into the Plan. The Company expects the combination of such plans to be completed during 1997.


6.   NEW ACCOUNTING PRONOUNCEMENT

     The American Institute of Certified Public Accountants issued Statement of Position No. 94-4 entitled "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and defined-Contribution Pension Plans", which requires certain investment contracts to be reported at fair value or contract value. The Plan has adopted such statement on January 1, 1996.

     The HFS Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1996 for various investment contracts ranged from 4.84% to 7.66%. The average yields of the HFS Stable Value Fund, established on February 1, 1996 in connection with the transfer of assets to the Trustee (See Note 2 - Change in Trustee) for the year were 6.14%. All investment contracts in the HFS Stable Value Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. The HFS Stable Value Fund balance at December 31, 1996 of $8,173,059 approximated the fair value.

7.   PLAN SUMMARY BY FUND

     The following tables represent the changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1996 and 1995 and the statements of net assets available for benefits as of December 31, 1996 and 1995.



                                    * * * * *

                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                          GIC/HFS
                                     Stable Value             Aim             Aim              Aim
                                             Fund         Charter      Weingarten    Constellation       SteinRoe        Subtotal
                                     ------------    ------------    ------------    -------------   ------------    ------------

Net assets available for
  benefits-beginning of year .....   $  9,089,176    $  2,353,460    $  1,848,084    $  3,895,624    $  1,051,199    $ 18,237,543
                                     ------------    ------------    ------------    ------------    ------------    ------------

Additions:
  Contributions:
  Plan contributions:
    Plan participants ............      1,074,729         296,633         265,313         522,262          16,815       2,175,752
    Employer .....................        183,746          69,108          86,471         181,687         (33,642)        487,370
    Rollovers ....................        698,704         346,836         150,706         353,398          (5,231)      1,544,413
Realized and unrealized
  gains (losses) .................           --           193,994         125,178          14,808         (15,742)        318,238
Dividend and interest  income ....        465,064         194,224         235,602         347,663           4,442       1,246,995
                                      -----------    ------------    ------------    ------------    ------------    ------------
                                        2,422,243       1,100,795         863,270       1,419,818         (33,358)      5,772,768
                                      -----------    ------------    ------------    ------------    ------------    ------------

Deductions:
  Distributions:
    Plan participants ............      2,986,797         186,587         210,082         160,292          41,732       3,585,490
    Trustee fees .................            606           1,803           6,365           3,061            --            11,835
                                      -----------    ------------    ------------    ------------    ------------    ------------
                                        2,987,403         188,390         216,447         163,353          41,732       3,597,325
                                      -----------    ------------    ------------    ------------    ------------    ------------

Net Additions (Deductions) .......       (565,160)        912,405         646,823       1,256,465         (75,090)      2,175,443

NET TRANSFERS ....................       (350,957)       (221,148)       (386,282)       (531,826)       (976,109)     (2,466,322)
                                      -----------    ------------    ------------    ------------    ------------    ------------
Net assets available for
  benefits-end of year ...........   $  8,173,059    $  3,044,717    $  2,108,625    $  4,620,263    $       --      $ 17,946,664
                                     ============    ============    ============    ============    ============    ============


                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                          Company                         Accrued
                                                                           Common                         Amounts
                                         Subtotal       Templeton           Stock           Loans     Unallocated        Subtotal
                                     ------------    ------------    ------------    ------------    ------------    ------------

Net assets available for
  benefits-beginning of year .....   $ 18,237,543    $  1,196,564    $  2,855,993    $    974,960    $    349,841    $ 23,614,901
                                     ------------    ------------    ------------    ------------    ------------    ------------

Additions:
  Contributions:
  Plan contributions:
    Plan participants ............      2,175,752          89,673         720,943            --           282,668       3,269,036
    Employer .....................        487,370          61,358         163,826            --           (80,132)        632,422
    Rollovers ....................      1,544,413         155,772         310,432         108,760            --         2,119,377
Realized and unrealized
  gains (losses) .................        318,238         127,701       1,106,517            --              --         1,552,456
Dividend and interest  income ....      1,246,995          70,763          32,277            (260)         14,637       1,364,412
                                     ------------    ------------    ------------     -----------     -----------     -----------
                                        5,772,768         505,267       2,333,995         108,500         217,173       8,937,703
                                     ------------    ------------    ------------     -----------     -----------     -----------

Deductions:
  Distributions:
    Plan participants ............      3,585,490         152,833         448,118         117,536            --         4,303,977
    Trustee fees .................         11,835             733          (1,432)            160            --            11,296
                                     ------------    ------------    ------------     -----------     -----------     -----------
                                        3,597,325         153,566         446,686         117,696            --         4,315,273
                                     ------------    ------------    ------------     -----------     -----------     -----------

Net Additions (Deductions) .......      2,175,443         351,701       1,887,309          (9,196)        217,173       4,622,430

NET TRANSFERS ....................     (2,466,322)       (123,173)        950,964         158,015           4,803      (1,475,713)
                                     ------------    ------------    ------------    ------------    ------------    ------------

Net assets available for
  benefits-end of year ...........   $ 17,946,664    $  1,425,092    $  5,694,266    $  1,123,779    $    571,817    $ 26,761,618
                                     ============    ============    ============    ============    ============    ============


                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                    MFS        ML                      ML
                                                        Cash   Emerging    Growth         ML   Corp. Bond
                                         Subtotal       Fund     Growth      Fund    Capital         Fund      Putnam        Total
                                      -----------   --------  ---------  --------   --------   ----------  ----------   ------------

Net assets available for
  benefits-beginning of year .....   $ 23,614,901   $    --   $     --   $    --    $    --    $      --   $      --    $ 23,614,901
                                     ------------   --------  --------   --------   -------    ---------   ----------   ------------

Additions:
  Contributions:
  Plan contributions:
    Plan participants ............      3,269,036     (6,838)    41,657    48,286     32,669     111,599       110,331     3,606,740
    Employer .....................        632,422        --       8,304     9,763      5,978      24,890        24,820       706,177
    Rollovers ....................      2,119,377     54,243    344,760   691,809    199,729     125,762       719,341     4,255,021
Realized and unrealized
  gains (losses) .................      1,552,456        --     (18,935)  (36,013)    (6,562)    (34,961)      (26,855)    1,429,130
Dividend and interest  income ....      1,364,412     20,670      8,078    63,501      5,444      55,280        11,871     1,529,256
                                     ------------    -------   --------  --------   --------    --------    ----------  ------------
                                        8,937,703     68,075    383,864   777,346    237,258     282,570       839,508    11,526,324
                                     ------------    -------   --------  --------   --------    --------    ----------  ------------

Deductions:
  Distributions:
    Plan participants ............      4,303,977   (125,937)       475       902        533      88,170           170     4,268,290
    Trustee fees .................         11,296        --         (37)      (47)       (20)        233           --         11,425
                                     ------------   --------   --------  --------   --------    --------     ---------  ------------
                                        4,315,273   (125,937)       438       855        513      88,403           170     4,279,715
                                     ------------   --------   --------  --------   --------    --------     ---------  ------------

Net Additions (Deductions) .......      4,622,430    194,012    383,426   776,491    236,745     194,167       839,338     7,246,609


NET TRANSFERS ....................     (1,475,713)   (50,149)   171,200   111,755     48,258     795,206       399,443          --
                                     ------------   --------   --------  --------   --------   ---------   -----------  ------------
Net assets available for
  benefits-end of year ...........   $ 26,761,618   $143,863   $554,626  $888,246   $285,003   $ 989,373   $ 1,238,781  $ 30,861,510
                                     ============   ========   ========  ========   ========   =========   ===========  ============

                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                 Guaranteed
                                     Income             Aim             Aim             Aim
                                       Fund         Charter      Weingarten   Constellation        SteinRoe        Subtotal
                               ------------    ------------    ------------   -------------    ------------    ------------

Net assets available for
  benefits-beginning of year   $  2,186,086    $    762,198    $    703,393    $  1,293,779    $    171,970    $  5,117,426
                               ------------    ------------    ------------    ------------    ------------    ------------

Additions:
  Contributions:
    Plan contributions:
      Plan participants ....        608,838         236,702         237,817         536,859         126,323       1,746,539
      Employer .............        113,648          44,679          44,938         101,642          23,286         328,193
      Rollovers ............      6,252,667       1,208,303         712,863       1,721,205         719,067      10,614,105
Realized and unrealized
  gains (losses) ...........           --            56,426           1,220         334,858          24,040         416,544
Dividend and interest
  income ...................        205,410         214,151         236,235         124,610          19,143         799,549
                               ------------    ------------    ------------    ------------    ------------    ------------
                                  7,180,563       1,760,261       1,233,073       2,819,174         911,859      13,904,930
Deductions:
  Distributions:
    Plan participants ......        231,212         121,428          75,791         175,372          17,849         621,652
    Trustee fees ...........            341           3,976           3,491           6,988           1,171          15,967
                               ------------    ------------    ------------    ------------    ------------    ------------
                                    231,553         125,404          79,282         182,360          19,020         637,619

Net Additions (Deductions) .      6,949,010       1,634,857       1,153,791       2,636,814         892,839      13,267,311

NET TRANSFERS ..............        (45,920)        (43,595)         (9,100)        (34,969)        (13,610)       (147,194)
                               ------------    ------------    ------------    ------------    ------------    ------------
Net assets available for
  benefits-end of year .....   $  9,089,176    $  2,353,460    $  1,848,084    $  3,895,624    $  1,051,199    $ 18,237,543
                               ============    ============    ============    ============    ============    ============


                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                    Company                       Accrued
                                                                     Common                       Amounts
                                   Subtotal       Templeton           Stock          Loans    Unallocated           Total
                               ------------    ------------    ------------   ------------   ------------    ------------

Net assets available for
  benefits-beginning of year   $  5,117,426    $    282,761    $    301,720   $    212,703   $    215,291    $  6,129,901
                               ------------    ------------    ------------   ------------   ------------    ------------

Additions:
  Contributions:
    Plan contributions:
    Plan participants ......      1,746,539         386,905         212,014           --           48,807       2,394,265
    Employer ...............        328,193          68,669          39,406           --          140,458         576,726
    Rollovers ..............     10,614,105         504,605       1,335,382        543,942           --        12,998,034
Realized and unrealized
  gains (losses) ...........        416,544           9,718         932,999           --             --         1,359,261
Dividend and interest
  income ...................        799,549          34,497           2,137         33,895             13         870,091
                               ------------    ------------    ------------   ------------   ------------    ------------
                                 13,904,930       1,004,394       2,521,938        577,837        189,278      18,198,377
Deductions:
  Distributions:
    Plan participants ......        621,652          28,024          45,407           --             --           695,083
    Trustee fees ...........         15,967           2,106             221           --             --            18,294
                               ------------    ------------    ------------   ------------   ------------    ------------
                                    637,619          30,130          45,628           --             --           713,377

Net Additions (Deductions) .     13,267,311         974,264       2,476,310        577,837        189,278      17,485,000

NET TRANSFERS ..............       (147,194)        (60,461)         77,963        184,420        (54,728)           --
                               ------------    ------------    ------------   ------------   ------------    ------------
Net assets available for
  benefits-end of year .....   $ 18,237,543    $  1,196,564    $  2,855,993   $    974,960   $    349,841    $ 23,614,901
                               ============    ============    ============   ============   ============    ============


                       NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1996



                                GIC/HFS
                           Stable Value           Aim           Aim             Aim
                                   Fund       Charter    Weingarten   Constellation        SteinRoe      Subtotal
                           ------------   -----------   -----------   -------------    ------------   -----------

Assets:
Investments .............   $ 8,173,059   $ 3,044,717   $ 2,108,625   $ 4,620,263      $       --     $17,946,664
Interest receivable

Contributions receivable:
Plan participants .......          --            --            --            --                --            --
Employer ................          --            --            --            --                --            --
                            -----------   -----------   -----------   -----------      ------------   -----------

Total Assets ............   $ 8,173,059   $ 3,044,717   $ 2,108,625   $ 4,620,263      $       --     $17,946,664

Liabilities:
Other liabilities .......          --            --            --            --                --            --
                            -----------   -----------   -----------   -----------      ------------   -----------
Net assets available for
  benefits ..............   $ 8,173,059   $ 3,044,717   $ 2,108,625   $ 4,620,263      $       --     $17,946,664
                            ===========   ===========   ===========   ===========      ============   ===========

                               DECEMBER 31, 1996



                                                            Company                      Accrued
                                                             Common                      Amounts
                               Subtotal     Templeton         Stock         Loans    Unallocated        Subtotal
                            -----------   -----------   -----------   -----------   ------------     -----------


Assets:
Investments .............   $17,946,664   $ 1,425,092   $ 5,694,266   $ 1,123,779   $      --       $26,761,618
Interest receivable .....          --            --            --            --          14,637          14,637

Contributions receivable:
Plan participants .......          --            --            --            --         462,145         462,145
Employer ................          --            --            --            --          95,035          95,035
                            -----------   -----------   -----------   -----------   -----------     -----------

Total Assets ............   $17,946,664   $ 1,425,092   $ 5,694,266   $ 1,123,779   $   571,817     $26,761,618

Liabilities:
Other liabilities .......          --            --            --            --            --              --
                            -----------   -----------   -----------   -----------   -----------     -----------

Net assets available for
  benefits ..............   $17,946,664   $ 1,425,092   $ 5,694,266   $ 1,123,779   $   571,817     $26,761,618
                            ===========   ===========   ===========   ===========   ===========     ===========

                                DECEMBER 31, 1996

                                                              MFS           ML                      ML
                                                 Cash    Emerging       Growth         ML   Corp. Bond
                               Subtotal          Fund      Growth         Fund    Capital         Fund        Putnam           Total
                            -----------   -----------   ---------   ----------  ---------   ----------   -----------     -----------

Assets:
Investments .............   $26,189,801   $   143,863   $ 554,626   $ 888,246   $ 285,003   $  989,373   $ 1,238,781     $30,289,693
Interest receivable .....        14,637          --            --          --          --           --            --          14,637

Contributions receivable:
Plan participants .......       462,145          --            --          --          --           --            --         462,145
Employer ................        95,035          --            --          --          --           --            --          95,035
                            -----------   -----------   ---------   ---------   ---------   ----------   -----------     -----------

Total Assets ............   $26,761,618   $   143,863   $ 554,626   $ 888,246   $ 285,003   $  989,373   $ 1,238,781     $30,861,510

Liabilities:
Other liabilities .......          --            --            --          --          --           --            --              --
                            -----------   -----------   ---------   ---------   ---------   ----------   -----------     -----------

Net assets available for
  benefits-end of year ..   $26,761,618   $   143,863   $ 554,626   $ 888,246   $ 285,003   $  989,373   $ 1,238,781     $30,861,510
                            ===========   ===========   =========   =========   =========   ==========   ===========     ===========


                       NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1995



                             Guaranteed
                                 Income           Aim           Aim             Aim
                                   Fund       Charter    Weingarten   Constellation      SteinRoe       Subtotal
                            -----------   -----------   -----------   -------------   -----------    -----------

Assets:
Investments .............   $ 9,045,903   $ 2,356,472   $ 1,850,727   $ 3,900,928     $ 1,047,079    $18,201,109
Interest receivable .....        43,273          --            --            --             5,130         48,403

Contributions receivable:
Plan participants .......          --            --            --            --              --             --
Employer ................          --            --            --            --              --             --
                            -----------   -----------   -----------   -----------     -----------    -----------

Total Assets ............     9,089,176     2,356,472     1,850,727     3,900,928       1,052,209     18,249,512

Liabilities:
Other liabilities .......          --           3,012         2,643         5,304           1,010         11,969
                            -----------   -----------   -----------   -----------     -----------    -----------

Net assets available for
  benefits ..............   $ 9,089,176   $ 2,353,460   $ 1,848,084   $ 3,895,624     $ 1,051,199    $18,237,543
                            ===========   ===========   ===========   ===========     ===========    ===========

                                DECEMBER 31, 1995



                                                            Company                        Accrued
                                                             Common                        Amounts
                               Subtotal     Templeton         Stock         Loans      Unallocated          Total
                            -----------   -----------   -----------   -----------     ------------    -----------

Assets:
Investments .............   $18,201,109   $1 ,190,467   $ 2,858,628   $   974,960     $      --       $23,225,164
Interest receivable .....        48,403         7,604          --            --              --            56,007

Contributions receivable:
Plan participants .......          --            --            --            --          179,477          179,477
Employer ................          --            --            --            --          170,364          170,364
                            -----------   -----------   -----------   -----------     ----------      -----------

Total Assets ............    18,249,512     1,198,071     2,858,628       974,960        349,841       23,631,012

 Liabilities:
Other liabilities .......        11,969         1,507         2,635          --             --             16,111
                            -----------   -----------   -----------   -----------    -----------      -----------

Net assets available for
    benefits ............   $18,237,543   $ 1,196,564   $ 2,855,993   $   974,960    $   349,841      $23,614,901
                            ===========   ===========   ===========   ===========    ===========      ===========

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996


                                                                                                          Contract or
                                        Interest         Maturity         Number of                           Current
Description                                Rates            Dates       Units/Shares             Cost           Value
----------------------------      --------------         --------       ------------   --------------    ------------

HFS Stable Value                                                          8,173,059    $    8,173,059    $  8,173,059
AIM Charter Fund                                                            275,042         2,876,649       3,044,717
AIM Weingarten Fund                                                         113,918         2,091,820       2,108,625
AIM Constellation Fund                                                      182,908         4,267,126       4,620,263
Templeton Foreign  Fund                                                     137,557         1,331,634       1,425,092
Company Common  Stock                                                        95,302         3,917,214       5,694,266
Employee Loans  Receivable
                                   Prime + 1%;            1 month to
                                                            5 years       1,123,779         1,123,779       1,123,779
MFS Emerging Growth Fund
     Class A                                                                 18,311           573,683         554,626
ML Growth Fund Class A                                                       33,993           924,893         888,246
ML Capital Fund Class A                                                       9,179           291,798         285,003
ML Corp. Inter Term Bond Fund                                                86,863         1,013,499         989,373
Putnam New Opportunity Fund                                                  30,489         1,265,541       1,238,781
Cash Fund                                                                                     143,863         143,863
                                                                                       --------------    ------------

                                                                                       $   27,994,558    $ 30,289,693
                                                                                       ==============    ============

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1996

                                                    Purchases                              Sales
Identify of                      Description         Purchase         Number of          Selling         Number of         Net Gain
Party Involved                     of Assets            Price       Transactions           Price        Transactions      Or (Loss)
--------------                --------------    -------------       ------------     -----------       -------------    -----------

HFS Stable Value Fund             Investment    $  10,749,490               351
                                    Contract        2,574,124                        $ 2,574,124               266      $        -

AIM Charter                      Mutual Fund        3,323,306               174
                                                      444,497                            467,363               229          22,867

AIM Weingarten                   Mutual Fund        2,497,679               175
                                                      399,596                            423,513               216          23,917

AIM Constellation                Mutual Fund        5,097,906               203
                                                      827,105                            889,075               260          61,970

Templeton Foreign                Mutual Fund        1,611,193               160
 Fund                                                 278,541                            294,918               171          16,377

Company Common                  Common Stock        4,296,975               248
Stock                                                 347,170                            642,416               247         295,245

MFS Emerging Growth              Mutual Fund          584,513               112
Fund Class A                                           10,830                             10,952                45             122

ML Growth Fund Class A           Mutual Fund          937,351               100
                                                       12,778                             13,412                37             634

ML Capital Fund Class A          Mutual Fund          300,668                87
                                                        8,870                              9,103                31             233

ML Corp Inter Term Bond          Mutual Fund        1,275,483               137
Fund                                                  261,969                            251,134               160         (10,835)

Putnam New Opportunity           Mutual Fund        1,314,544               118
Fund                                                   49,003                             48,908                17             (95)

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HFS Incorporated
                                    Employee Savings Plan



                                     By:     /s/   Scott E. Forbes
                                            Scott E. Forbes
                                            Senior Vice President, Finance
Date: June 30, 1997                         HFS Incorporated

                                  EXHIBIT INDEX


Exhibit                                                                 Page No.
-------                                                                 --------

23.1   Consent of Deloitte & Touche  LLP...................................